SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2695	gsellers@stblaw.com

November 24, 2009

Via Facsimile (202-772-9203) and U.S. Mail

Song P. Brandon, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          OSG America LP

Schedule TO-T/13E-3 filed November 5, 2009, as amended on November 20, 2009

Filed by OSG Bulk Ships, Inc and Overseas Shipholding Group, Inc.

File No. 5-84674

Dear Ms. Brandon:

On behalf of OSG Bulk Ships, Inc. (“OSG Bulk”) and Overseas Shipholding Group, Inc. (“Parent”), set forth below are the responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated November 20, 2009, concerning OSG Bulk and Parent’s Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed on November 5, 2009, as amended on November 20, 2009, in connection with OSG Bulk’s tender offer for the outstanding common units of OSG America, L.P. (the “Partnership”).  An amendment to the Schedule TO is being filed with the Commission today reflecting the revisions described below.  For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the response.

To the extent any response relates to information concerning the Partnership or its general partner OSG America, LLC (the “General Partner”), such response is included in this letter based on information provided to us by representatives of the Partnership or the General Partner, as applicable.

All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended.

Schedule TO-T/13E-3

1.                                      Please tell us what consideration was given to whether OSG America LLC, the General Partner, as well as, the officers and directors of the General Partner, OSG Bulk and Parent are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3? Please advise or revise the Schedule 13E-3 to include these parties as “filing persons’’ For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

We understand that the Partnership expects to revise its Schedule 13E-3 to include the General Partner as a filing person.  We do not believe that the senior management and directors of the General Partner, OSG Bulk and Parent, are affiliates who are engaged in the going-private transaction and, therefore, we do not believe they should be considered filing persons required to file a Schedule 13E-3 and to furnish the required disclosure.

Per the Staff’s guidance as set forth in Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 and Section 201.05 of the Going Private Interpretations (the “Staff’s Guidance”), an important aspect of determining whether an affiliate of an issuer is “engaged” in a going private transaction is whether such affiliate is essentially “on both sides” of the transaction and whether such affiliate of the issuer will be in “control” of the issuer’s business both before and after the consummation of the transaction.

As you are aware, the transaction in question is a tender offer and the Offer is not being made pursuant to any business combination agreement or other negotiated agreement, and none of the General Partner’s senior management (four of whom are members of the board of directors of the General Partner (the “GP Board”)) engaged in any discussions on behalf of the Partnership in respect of the Offer. As described in the Offer to Purchase, the GP Board authorized the Conflicts Committee exclusively to consider and evaluate any potential acquisition of the Units by OSG or its affiliates:  no other person or group was authorized to consider or evaluate the Offer on behalf of the Partnership.  The senior management of the General Partner had no involvement or authority on behalf of the Partnership or the General Partner in the discussions described in the Offer to Purchase under the heading “Special Factors — Background”.  To this end, the responsibility of making a statement pursuant to Rule 14e-2 regarding the Offer was delegated to the Conflicts Committee.

In addition, OSG did not enter into any understanding or agreement with the General Partner, its board of directors or its senior management. Accordingly, the General Partner’s senior management did not participate on behalf of the General Partner through negotiation of any merger agreement, employment agreement or otherwise in connection with the going-private transaction. As disclosed in the Offer to Purchase, the only participation that senior management of the General Partner had in the going-private transaction was to provide the Conflicts Committee and its advisors with the Partnership’s current, historical and projected financial information.

Per the Staff’s Guidance, the Staff has construed members of senior management to be affiliates engaged in a going-private transaction in circumstances where the transaction will be effected through a merger of the issuer when the issuer’s management ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the company in addition to senior management positions, and (iii) otherwise be in a position to ‘control’ the surviving company. We do not believe that any of the foregoing elements are present in the current transaction. This is not a transaction in which management of the issuer obtains an equity stake or gains control as a result of the going-private transaction.

First, the intended result of the going-private transaction is that OSG would own all of the outstanding Units of the Partnership. Accordingly, members of the General Partner’s senior management will not hold any Units and will not be in any position to “control” the Partnership by virtue of any equity interest. In addition, no member of the General Partner’s senior management has negotiated or is expected to negotiate with the General Partner or OSG with respect to his or her equity participation in OSG as a result of the transaction.

Second, while the senior management of the Partnership may continue to hold positions on the GP Board, these positions are not a result of the going private transaction or an agreement with OSG.  Rather, these board positions are held in the course of the officer’s employment at OSG.  In fact, upon consummation of the going-private transaction, the Partnership will be a wholly-owned subsidiary of OSG, and the General Partner and its directors and officers will be subject to the “control” of OSG as parent of the Partnership. If the going-private transaction is consummated, then we expect OSG will reevaluate the size and composition of the General Partner’s board of directors, and it may reduce the size of the General Partner’s board and replace some or all of the current directors.  The Conflicts Committee members will not continue to serve as directors of the General Partner.

Third, members of the General Partner’s senior management are expected to maintain their current roles with the General Partner which involve the business affairs and management of designated corporate areas or operations of the General Partner. Each member of the General Partner’s senior management has a strictly defined and limited area of responsibility determined by OSG. Accordingly, no member of senior management will have the ability, through his position individually or as a member of a management or director group, to direct or cause the direction of the management and policies of the Partnership after the going-private transaction.  There further exist no agreements or other bases through which senior management have acted or will act as a

“group” with respect to the management of the Partnership after the going-private transaction.

With respect to Parent and OSG Bulk, we believe that looking-through Parent or OSG Bulk to the individuals on Annex I to the Offer to Purchase not discussed above is unnecessary.  Parent, through its wholly owned subsidiaries including OSG Bulk, is the sole equity owner of the Partnership, and will continue to be so after the Offer.  Parent and OSG Bulk are filing persons for purposes of the Schedule 13E-3. The individuals on Annex I to the Offer to Purchase not discussed above had no involvement or authority on behalf of the Partnership or the General Partner in the discussions described in the Offer to Purchase under the heading “Special Factors — Background”.  In addition, after the consummation of the Offer and the exercise of the Repurchase Right, these officers and directors of Parent and OSG Bulk will not (i) hold any Units, (ii) occupy a seat on the board of the Partnership or any other senior management position, or (iii) otherwise be in a position to ‘control’ the Partnership except in their capacities as officers and directors of Parent and OSG Bulk, as applicable, which will not change as a result of the Offer.

We respectfully submit that all required material disclosure regarding the Offer has already been communicated to Unitholders.  Any additional disclosure with respect to the officers and directors of the General Partner, OSG Bulk and Parent would essentially be the same as the existing disclosure with respect to OSG.  Furthermore, the disclosure required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 for each such officer and director has already been made pursuant to Instruction C of Schedule 13E-3. Treating the officers and directors of the General Partner, OSG Bulk and Parent as filing persons for purposes of Rule 13e–3 would potentially result in 24 separate Schedule 13E–3 filings with no discernable benefit to the Company’s unaffiliated security holders.

2.                                      See last comment. To the extent you determine to add a new filing person, please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

We understand that the Partnership expects to revise its Schedule 13E-3 to include the General Partner as a filing person.  In further response to the Staff’s comment number 1, we do not believe any other persons are required to file a Schedule 13E-3 with respect to the going-private transaction.

Offer to Purchase
Special Factors, page 8

3.                                      Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

In accordance with the Staff’s comments, we have moved the caption “SPECIAL FACTORS” and the introductory paragraph that follows it from page 8 to page 5 of the Offer to Purchase, immediately following the Summary Term Sheet.  We have also amended the caption “RISK FACTORS” so that it is a subsection of “SPECIAL FACTORS”.

Background, page 8

4.                                      We note your disclosure that the Conflicts Committee is composed of three “independent directors on the board of directors of the General Partner.” Please revise to clarify what you mean by the term “independent.”

In accordance with the Staff’s comment, we have revised the Offer to Purchase to clarify that the phrase “independent director” means that the GP Board has determined such director to be independent under the Partnership’s Corporate Governance Guidelines (which incorporate the listing standards of the NYSE and the applicable rules of the SEC) because no relationship was identified that would automatically bar them from being characterized as independent, and any relationships identified were not so material as to impair their independence.

Fairness of the Offer, page 16

5.                                      We note your disclosure in this section where you provide that “OSG has concluded that the Offer is fair to the Partnership’s Unitholders unaffiliated with “OSG.” Since OSG only refers to the OSG Bulk and the Parent and not to the issuer, the Partnership, please revise to clarify whether each of the filing persons believes that the transaction is fair to security holders unaffiliated with OSG as well as security holders unaffiliated with the issuer, the Partnership. Refer to Item 1014(a) of Regulation M-A.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to clarify that each of the filing persons believes that the transaction is fair to security holders unaffiliated with OSG, the General Partner and the Partnership.

Factors Not in Favor of Fairness Determination, page 18

6.                                      Please revise to describe the inherent it risks, if any, to security holders associated with the decision not to seek a report, opinion or appraisal from an outside party regarding the fairness of the consideration offered to security holders.

In accordance with the Staff’s comment, paragraph twenty-seven of the Section of the Offer to Purchase captioned “Special Factors — Fairness of the Offer” has been deleted and replaced in its entirety with the following:

•                  OSG did not request or receive an opinion from any third party as to the fairness of the Offer from a financial point of view.  As such, Unitholders should be aware that this Section “Special Factors — Fairness of the Offer” represents the views of OSG only and there is a risk that the terms of the Offer may not in fact be fair to such Unitholders;

Acceptance for Payment and Payment for Units, page 38

7.                                      We note that in this section you state that you reserve the right to transfer or assign the right to purchase Units in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

In accordance with the Staff’s comment, we confirm our understanding that any entity to which we assign the right to purchase Units in the Offer must be included as a bidder in the Offer.  Adding additional bidders may require us to disseminate additional Offer materials and to extend the term of the Offer.

Determination of Validity; Rejection of Units; Waiver Defects; No Obligation to Give Notice of Defects, page 41

8.                                      Explain to us the purpose of the language that any determination by you concerning the terms of the offer “will be final and binding on all parties.” Please delete this language, here and other places in the document, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

In accordance with the Staff’s comment, we have deleted the language that any determination by us concerning the terms of the Offer “will be final and binding on all parties” in each place it appears.  We have added language that security holders may challenge our determinations.

*  *  *  *

The undersigned, on behalf of OSG Bulk and Parent (together, the “Filing Persons”), hereby acknowledges that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please direct any questions concerning this letter to the undersigned at (212) 455-2695 or Ryan M. Gavin at (212) 455-2098.

Very truly yours,

/s/ Gary L. Sellers
Gary L. Sellers